Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

RECD S.E.C.
NOV - 5 2002
1086

Flavio A. Cardoso
Associate
(212) 309-6327
fcardoso@morganlewis.com

Exemption Number 82-5145

November 5, 2002

02055897

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Re: Central Térmica Güemes S.A.
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Central Térmica Güemes S.A. (the "Company"), a corporation organized under the laws of the Republic of Argentina, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") granted to the Company.

dlw 11/15

Enclosed herewith is a series of revisions to the English language translation of the Company's Quarterly Report for the second quarter of 2002, which was submitted to the United States Securities and Exchange Commission ("SEC") on September 26, 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Exemption Number 82-5145

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Flávio Cardoso

Enclosure

cc: Central Termica Güemes S.A.
Carlos Peralta
Jorge Reston

Conte-Grand Doncel Jones & Mazza
Richard Brinnand

Morgan, Lewis & Bockius LLP
Eduardo Vidal
Jose Fraga

Listed below is a series of revisions to the English language translation of the Quarterly Report for the second quarter of 2002 (the "Report") of Central Térmica Güemes S.A., a corporation organized under the laws of the Republic of Argentina, which was submitted to the United States Securities and Exchange Commission ("SEC") on September 26, 2002. References to page numbers are to sequential page numbers of the Report as a whole as submitted to the SEC and not to the original pages of the Company's financial statements and accompanying notes contained in the Report.

Page 2

1. The heading "Results Structure" should be replaced by "Operations Structure."

Page 3

1. First paragraph of Section 1 should be replaced by the following language:

"We have performed a limited review of the balance sheets of Central Térmica Güemes S.A. as of June 30, 2002 and 2001, the related statements of operations, of changes in shareholders' equity and of cash flows, including notes 1 to 11 thereto and supplemental schedules I to V, for the six-month periods then ended."

2. Section 2(a) should be replaced in its entirety by the following language:

a) "Our review was restricted to the application of the procedures for the limited reviews of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and cash flows. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express an opinion."

Page 4

1. The phrase "the changes in cash and cash equivalents" at the end of the second paragraph of Section 3(a) should be replaced by "its cash flows."

2. The phrases "charged to," and "charged" and "recorded" in the first and second paragraphs of Section 3(b), respectively, should be replaced by "capitalized in" and "capitalized," respectively.

Page 5

1. The phrase "end of the financial year" in Section 3(c) should be replaced by "end of the fiscal year."

2. The word "shown" in Section 5(a) should be replaced by "prepared."

Page 6

1. The heading "Date of last amendment to the by-laws: February 29, 2000" should be deleted in its entirety.

Page 7

1. The heading "Cash and banks" under Current Assets should be replaced by "Cash."

2. The heading "Investments (note 3.1)" under Current Assets should be replaced by "Investments (schedule II)."

3. The heading "Accounts receivable (note 3.2)" under Current Assets should be replaced by "Accounts receivable (note 3.1)."

4. The heading "Other receivables (note 3.3)" under Current Assets should be replaced by "Other receivables (note 3.2)."

5. The heading "Other receivables (note 3.3)" under Non-Current Assets should be replaced by "Other receivables (note 3.2)."

6. The heading "Provisions (schedule III)" under Current Liabilities should be replaced by "Reserves (schedule III)."

7. The heading "Provisions (schedule III)" under Non-Current Liabilities should be replaced by "Reserves (schedule III)."

Page 8

1. The heading "Statements of Income for the Six-Month Periods Ended June 30, 2002 and 2001" should be replaced by "Statements of Operations for the Six-Month Periods Ended June 30, 2002 and 2001."

Page 10

1. The heading "Statements of Changes in Cash and Cash Equivalents" for the Six-Month Periods Ended June 30, 2002 and 2001" should be replaced by "Statements of Cash Flows for the Six-Month Periods Ended June 30, 2002 and 2001."

2. The subheading "Increase in allowances/provisions" under Operating Activities should be replaced by "Increase in allowances/reserves."

3. The heading "(Decrease) in commercial liabilities" under Operating Activities should be replaced by "Decrease in accounts payable".

4. The heading "(Decrease) in payroll and social security charges" under Operating Activities should be replaced by "Decrease in payroll and social security charges."

5. The heading "Net decrease of provisions" under Operating Activities should be replaced by "Net decrease of reserves."

6. The heading "**Cash applied to operating activities**" under Operating Activities should be replaced by "**Cash used in operating activities**."

7. The heading "Recording of real exchange differences in Property, plant and equipment" under Investing Activities should be replaced by "Exchange differences capitalized in Property, plant and equipment."

8. The heading "**Cash provided by investing activities**" under Investing Activities should be replaced by "**Cash used in investing activities**."

9. Note (1) should read in its entirety "Includes exchange differences capitalized in Property, plant and equipment."

Page 12

1. The phrase "actions to dispose of recordable goods" at the end of the second full paragraph should be replaced by "actions to dispose of property and other registered goods."

Page 13

1. The phrases "charged to" and "arising from" in the second paragraph of the heading Property, plant and equipment should be replaced by "capitalized in" and "accrued from," respectively.

2. The phrase "at the beginning of the periods" under the heading Legal reserve and Accumulated deficit "should be deleted in its entirety.

3. The phrase "assets consumed" under the heading Profit and loss accounts should be replaced by "assets used."

Page 14

1. The phrase "value of assets" under the heading Recoverable value should be replaced by "value of property, plant and equipment."

2. The heading "Debtors of the term market" in Section 3.1 should be replaced by "Customers term market."

Page 15

1. The phrase "with EDESA" in the last paragraph of the heading Non-current should be replaced by "from EDESA."

2. The word "Jun" in note (1) of Section 3.3 should be replaced by "June."

Page 16

1. The word "real" from the heading "Interest and real exchange differences" in Section 3.5(b) should be deleted.

Page 18

1. Section 9 should read "ARGENTINE ECONOMIC SITUATION – SUBSEQUENT EVENTS."

2. The phrase ", a rate, other than" in the fourth paragraph of Section 9 should be replaced by ", an interest rate, in addition to."

3. The phrase "the changes in cash and cash equivalents" in the sixth paragraph of Section 9 should be replaced by "its cash flows."

Page 19

1. The phrase "differences of foreign currency" in the first paragraph of Section 10 should be replaced by "differences arising from foreign currency."

2. The phrases "charged to," and "charged" and "recorded" in the first and second paragraphs of Section 10, respectively, should be replaced by "capitalized in" and "capitalized," respectively.

3. The phrase "end of the financial year" in Section 11 should be replaced by "end of the fiscal year."

Page 20

1. The heading "Exchange difference regarding liabilities, which were obtained for the acquisition of fixed assets (see note 10)" should be replaced in its entirety by "Exchange difference from liabilities related to the acquisition of fixed assets (see note 10)."

Page 22

1. Note (2) should be replaced in its entirety by "Uses of the allowance or reserve."

Page 27

1. The phrase "economic use value" in the second paragraph of line 12 should be replaced by "economic recoverable value."

Page 28

1. The word "capital" should be added between the words "future" and "subscriptions" in line 16.

Page 29

1. Main heading should read "SUPERVISORY COMMITTEE'S REPORT."

2. The phrase "statutory auditors" should be replaced by "supervisory committee" in the first full paragraph.

3. The phrase "Statement of income" in Section I(b) should be replaced by "Statement of operations."

4. The phrase "Statement of changes in shareholders' equity" in Section I(c) should be replaced by "Statement of cash flows."

5. The reference to "notes 1 to 10" in Section I(e) should be to notes "1 to 11."

Page 30

1. The phrase ", to be adjusted by the application of a coefficient" in the first paragraph of Section III(a) should be replaced by ", which will be adjusted by a price index coefficient."

2. The phrase "the changes in cash and cash equivalents" in the second paragraph of Section III(a) should be replaced by "its cash flows."

Page 31

1. The phrases "charged to," and "charged" and "recorded" in the first and second paragraphs of Section III(b), respectively, should be replaced by "capitalized in" and "capitalized," respectively.

2. Section IV heading should read "SUPERVISORY COMMITTEE'S REPORT."

3. The phrase "March 31, 2002" in Section IV(a) should be replaced by "June 30, 2002."

Page 32

1. The phrase "three month period ended March 31, 2002" in Section IV(b) should be replaced by "six month period ended June 30, 2002."

2. The phrase "Statutory Auditor" under the signature of Ruben R. Ruival should be replaced by "On behalf Supervisory Committee."